

October 21, 2010

Mr. Wilson Russell
Chief Executive Officer
Northstar Electronics, Inc.
409 Granville Street, Suite 410
Vancouver, British Columbia   Canada V6C 1T2

> **Re:** **Northstar Electronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 333-90031**

Dear Mr. Russell:

We have reviewed your response letter dated October 20, 2010 and have the following comments. As noted in our letter dated August 12, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 8A. Controls and Procedures, page 30

1. We note your response to prior comment number two from our letter dated August 12, 2010. We note that you did not include a conclusion on your evaluation of your disclosure controls and procedures. Please tell us the factors you consider in determining whether management's failure to provide its report on internal control over financial reporting impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you

considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at   http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, if you conclude that disclosure controls and procedures were effective, please explain how you reached this conclusion. Alternatively, please amend the 10-K to disclose management's conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2. Please amend the Form 10-K to include the revised disclosures included in your supplemental response, as revised based on the above comment, pursuant Item 307 - Disclosure Controls and Procedures of Regulation S-X.

3. Please amend the Form 10-K to include the revised disclosures included in your supplemental response, pursuant Item 308T – Internal Control over Financial Reporting of Regulation S-X.

Exhibits

4. Please amend the Form 10-K to include the revised required certifications that conform exactly with the form of Rule 13a-14a set forth in Item 601(b)(31) of Regulation S-K.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director